UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report Of Foreign Private Issuer

Pursuant To Rule 13a-16 Or 15d-16 Of

The Securities Exchange Act Of 1934

For the month of July 2015

Commission File Number: 000-54290

Grupo Aval Acciones y Valores S.A.

(Exact name of registrant as specified in its charter)

Carrera 13 No. 26A - 47

Bogotá D.C., Colombia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

GRUPO AVAL ACCIONES Y VALORES S.A.

TABLE OF CONTENTS

ITEM
1.	Report of Relevant Information dated July 23, 2015

RELEVANT INFORMATION

Bogotá. July 23, 2015. Grupo Aval Acciones y Valores S.A. (Grupo Aval) informs that Fitch Ratings (Fitch) affirmed its Issuer Default Rating at BBB with stable outlook.

Fitch also affirmed the ratings assigned to Grupo Aval’s affiliates: Banco de Bogotá S.A., Banco de Occidente S.A. and Corporación Financiera Colombiana S.A. (Corficolombiana), with a stable outlook.

Fitch affirmed the ratings of the abovementioned entities as follows:

•	GRUPO AVAL ACCIONES Y VALORES S.A.

Issuer Default Rating: BBB, outlook stable.

•	BANCO DE BOGOTA S.A.

Viability Rating: bbb+, outlook stable.

Issuer Default Rating: BBB+, outlook stable.

•	BANCO DE OCCIDENTE S.A.

Viability Rating: bbb, outlook stable.

Issuer Default Rating: BBB, outlook stable.

•	CORPORACIÓN FINANCIERA COLOMBIANA S.A.

Issuer Default Rating: BBB+, outlook stable.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 24, 2015

GRUPO AVAL ACCIONES Y VALORES S.A.

By:	/s/ Jorge Adrián Rincón Plata
	Name:	Jorge Adrián Rincón Plata
	Title:	Chief Legal Counsel